VIA EDGAR

June 25, 2021

ALPS ETF Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Orlic, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Mr. Orlic:

Set forth in the numbered paragraphs below are the Staff’s comments provided telephonically on May 27, 2021 to Registrant’s Post-Effective Amendment No. 307 filed on April 14, 2021 (“PEA 307”) which included a prospectus and statement of additional information pertaining to the ALPS Hillman Active Value ETF (the “Fund”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 307.

1.	Staff Comment: Please disclose how often the portfolio is rebalanced in the Principal Investment Strategies section.

Registrant’s Response: Comment complied with by revising the disclosure to include the following sentence in the Principal Investment Strategies section: “The portfolio is rebalanced on an as needed basis in order to maintain each holding’s target weight.”

* * *

If you have any questions or further comments, please contact me at 720.917.0883.

Sincerely,

/s/ Cara Owen
Cara Owen, Secretary

cc:	Adam Teufel

Dechert LLP